National Presto Industries, Inc.
Exhibit 11

The following presents the computation of per share earnings reflecting the assumption that the granted shares under the 1988 Stock Option Plan will be exercised.

(IN THOUSANDS EXCEPT PER SHARE DATA)
	First Quarter
	2005	2004
Net Earnings (1)	$1,276	$1,495

Weighted average common shares outstanding (2)	6,823	6,818

Common share equivalents relating to stock options when dilutive	2	1

Adjusted common and common equivalent
shares for computation (3)	6,825	6,819

Net earnings per share:
Basic (1 divided by 2)	$0.19	$0.22

Diluted (1 divided by 3)	$0.19	$0.22